SCHEDULE I

The following sets forth the name, position, business address, present principal occupation or employment and citizenship of each director and executive officer of the corporate Reporting Persons.

Name	Position	Present Principal Occupation or Employment	Business Address	Citizenship
Vikramjeet Singh Sodhi	President of the Board of Directors of SVI AG; Director of Goldlogic; Director of FZCO	Managing Partner of the Sun Valley group and President of the Board of Directors of SVI AG	c/o Sun Valley Investments AG, Dammstrasse 19, 6300 Zug, Switzerland	Grenada
Daniele Briata	Director of SVI AG	Professional director	c/o Sun Valley Investments AG, Dammstrasse 19, 6300 Zug, Switzerland	Italy
Robin A. Greaves	Director of Goldlogic	Professional director	c/o Goldlogic Corp., CGI Tower, 2nd Floor, Warrens, St. Michael, Barbados BB 22026	Barbados
Hutson C. A. Leacock	Director of Goldlogic	Professional director	c/o Goldlogic Corp., CGI Tower, 2nd Floor, Warrens, St. Michael, Barbados BB 22026	Barbados
David O. Wright	Director of Goldlogic	Professional director	c/o Goldlogic Corp., CGI Tower, 2nd Floor, Warrens, St. Michael, Barbados BB 22026	Barbados
Nisita Salilkumar Shah	Director, Manager and Secretary of FZCO	Director, Manager and Secretary of FZCO	c/o Sunvalley Company FZCO, Unit 1103, Gold Crest Executive, Jumeirah Lakes Towers, Dubai, United Arab Emirates	India

During the past five years, none of the persons listed above has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or been a party to a civil proceeding of the type described in Item 2(e).